Prenetics Enters Into Warrant Exchange Agreements With Warrant Holders, Strengthening Capital Structure

CHARLOTTE, N.C., December 23, 2025 — Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company and parent of the IM8 premium health and longevity brand, today announced that it has entered into warrant exchange agreements, subject to customary closing conditions, with holders representing approximately 83.4% of its outstanding Class A and Class B warrants, pursuant to a voluntary warrant exchange program designed to simplify the Company’s capital structure and materially reduce potential future dilution.
The warrant exchange program was developed based on investor feedback and following discussions with several of the Company’s largest institutional shareholders, who expressed strong support for consolidating legacy warrant instruments into a cleaner capital structure.

Background and Participation
In connection with the Company’s prior financing in October 2025, 2,722,642 Class A ordinary shares were issued, with one Class A warrant and one Class B warrant issued for each such Class A ordinary share, for a total of 5,445,284 warrants.
As of the date of this announcement, the Company has entered into exchange agreements covering 4,539,722 of the 5,445,284 aggregate Class A and Class B warrants, representing approximately 83.4% participation.

Summary of the Warrant Exchange
Under the exchange agreements:
•One (1) Class A warrant and one (1) Class B warrant with exercise prices of $24.12 and $32.16, respectively, each with a five-year term have been exchanged for
•One (1) new Class C warrant with:
oan exercise price of $18.00 per Class A ordinary share,
oa two-year term commencing upon the effectiveness of a registration statement on Form F-3 registering the resale of the shares issuable upon exercise of the Class C warrants, and oa standard forced-redemption (call) feature.
The Company may exercise its forced-redemption right only after the registration statement on Form F-3 registering the resale of the shares issuable upon exercise of the Class C warrants is declared effective and only if the Company’s Class A ordinary shares trade at or above 120% of the exercise price (i.e., $21.60) for ten (10) consecutive trading days.
Warrant holders participated in the exchange on a voluntary basis, and identical terms were offered to all eligible warrant holders.

Impact on Capital Structure
Based on the exchange agreements, a total of approximately 4.54 million in aggregate of the Company’s outstanding Class A warrants and Class B warrants is expected to be exchanged for approximately 2.27 million Class C warrants.
After such exchange, the total number of outstanding Class A warrants, Class B warrants and Class C warrants is expected to be approximately 3.18 million in aggregate, representing a reduction of approximately 42.0% from the number of Class A and Class B warrants issued in the October 2025 financing round, and further up to 50% assuming participation in full by all holders of Class A warrants and Class B warrants.
The Company believes this reduction materially improves its long-term dilution profile, reduces warrant overhang, and enhances the investability of its ordinary shares. The Company is not undertaking this warrant exchange in connection with any financing transaction and has no plans to conduct any equity or equity-linked capital raise in the foreseeable future.

Strategic Rationale and Benefits

The Company believes this warrant exchange delivers several meaningful benefits to the Company and its shareholders, including:
•Up to 50% reduction from the number of outstanding Class A warrants and Class B warrants, materially lowering long-term dilution risk
•Substantial elimination of two deep out-of-the-money legacy classes of warrants, reducing up to 50% of the overhang on the Company’s shares that resulted from the Class A warrants and Class B warrants
•Simplification in favor of a single, unified class of warrants, improving transparency and institutional investability
•Improved alignment with shareholders, by providing a more realistic and attainable path to warrant redemption
The Company noted that its largest institutional investors, each with significant long-term investments, have participated in the exchange, reflecting strong confidence in the revised structure and its long-term benefits.

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka. IM8 has achieved the fastest growth trajectory in supplement industry history, reaching $100 million+ in ARR within 11 months of launch, outpacing even leading AI startups.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance (including warrant structure, numbers and timeline) reflects management’s current estimates and assumptions as of the date of this release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to factors beyond the Company’s control that prevent the closing and final consummation of the exchange agreements. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.